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                            September 11, 2023

       Yongtao Luo
       Chief Financial Officer
       OneConnect Financial Technology Co., Ltd.
       10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road
       Futian District, Shenzhen, Guangdong, 518000
       The People   s Republic of China

                                                        Re: OneConnect
Financial Technology Co., Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 25, 2023
                                                            File No. 001-39147

       Dear Yongtao Luo:

               We have reviewed your August 25, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 28, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 184

   1. We note your response to comment 2 that one of your directors held a leadership position at a SOE 15 years ago.
Please identify this director and SOE, as well as expand upon any roles held by this
director or any directors at any SOE. In this regard we note that Dr.
                                                        Zhang established the
Shenzhen branch of SPD Bank and served as president of the
                                                        branch until May 2015,
approximately eight years ago. Please also clarify whether the individual referred to
in your response or any director has any other involvement in CCP matters, including your
consideration of current and prior CCP memberships or
                                                        affiliations with CCP.
 Yongtao Luo
OneConnect Financial Technology Co., Ltd.
September 11, 2023
Page 2

      Please contact Jimmy McNamara at 202-551-3783 or Christopher Dunham at 202-551-
3783 with any other questions.



                                                      Sincerely,
FirstName LastNameYongtao Luo
                                                    Division of Corporation
Finance
Comapany NameOneConnect Financial Technology Co., Ltd.
                                                    Disclosure Review Program
September 11, 2023 Page 2
cc:       Shuang Zhao
FirstName LastName